                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                   ----------------------------

                             FORM 11-K

(Mark One)
(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1996

                                OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

    For the transition period from------------to---------------


               Commission file number-------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Willbros USA, Inc. Employees' Investment Plan
                 2431 East 61st Street, Suite 700
                      Tulsa, Oklahoma  74136








B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Willbros Group, Inc.
                  Edificio Torre Banco Germanico
                Calle 50 y 55 Este, Apartado 850048
                   Panama 5, Republic of Panama
                          (50-7) 263-9282

                             SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros USA, Inc. Employees' Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    WILLBROS USA, INC.
                                EMPLOYEES' INVESTMENT PLAN




Date:  February 6, 1997         By:      / s/ Melvin F. Spreitzer
                                      ------------------------------------------
                                      Melvin F. Spreitzer
                                      Retirement Plans Committee

                        WILLBROS USA, INC.
                    EMPLOYEES' INVESTMENT PLAN


                             INDEX TO
                          --------------
          FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
-------------------------------------------------------------------



                                                                       Page
                                                                      ------

Independent Auditors' Report                                             4
----------------------------

Financial Statements:
--------------------
    Statements of Net Assets Available for Plan Benefits                 5

    Statements of Changes in Net Assets Available for Plan Benefits      6

    Notes to Financial Statements                                       7-14


Supplemental Schedules
----------------------

Appendix I - Item 27a - Schedule of Assets Held for Investment
  Purposes                                                              15

Appendix II - Item 27d - Schedule of Reportable Transactions            16



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                   Independent Auditors' Report





The Investment Plan Committee
Willbros USA, Inc. Employees' Investment Plan:


       We have audited the accompanying statements of net assets available for plan benefits of Willbros USA, Inc. Employees'Investment Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits forthe years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Appendix I and Appendix II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   KPMG PEAT MARWICK LLP





Tulsa, Oklahoma
July 12, 1996
                                4

                        WILLBROS USA, INC.
                    EMPLOYEES' INVESTMENT PLAN

       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    December 31, 1995 and 1994



                                                          1995          1994
                                                      ------------  -----------
  Investments, at fair value:
     Specially Directed Investment Fund               $ 5,300,710   $ 4,230,435
     Janus Fund's Equity Option                           354,698       302,114
     American Performance Intermediate
      Bond Fund                                           334,339       425,870
     American Performance Cash Management
      Fund                                                150,743       522,940
     Miller, Anderson & Sherrerd Balanced
      Fund                                                707,303       519,430
     Westcore Midco Growth Fund Institutional             312,935       211,840
     Warburg, Pincus International Equity Fund            134,535       102,498
     Participant Loan Fund                                181,038       138,732
                                                      -----------   -----------
                                                        7,476,301     6,453,859

  Accrued investment income                                17,955        13,855

  Cash                                                     51,897        33,479
                                                      -----------   -----------

     Net assets available for plan benefits           $ 7,546,153   $ 6,501,193
                                                      ===========   ===========









          See accompanying notes to financial statements.

                        WILLBROS USA, INC.
                    EMPLOYEES' INVESTMENT PLAN

  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

              Years ended December 31, 1995 and 1994



                                                        1995             1994
                                                  ---------------   -----------

  Additions to net assets attributed to:
     Investment income:
        Net (depreciation) appreciation in fair value
         of investments                               $   993,255  $   (207,874)
        Dividends                                         187,573       128,150
        Interest                                          148,006       147,151
                                                      -----------  ------------
                                                        1,328,834        67,427

     Transfer of assets from another plan                   5,006       156,108
     Contributions:
         Employer                                         184,887       186,270
         Participants                                     299,696       292,031
                                                      -----------   -----------
                                                          484,583       478,301
                                                      -----------   -----------
         Total additions                                1,818,423       701,836

  Deductions from net assets attributed to:
     Benefits paid to participants                        770,507        38,207
     Forfeitures                                            2,956           748
     Transaction fees                                           -           898
                                                      -----------   -----------
         Total deductions                                 773,463        39,853

         Net increase                                   1,044,960       661,983

  Net assets available for plan benefits:
     Beginning of year                                  6,501,193     5,839,210
                                                      -----------   -----------
     End of year                                      $ 7,546,153   $ 6,501,193
                                                      ===========   ===========







          See accompanying notes to financial statements.

                        WILLBROS USA, INC.
                    EMPLOYEES' INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS


1.   Description of Plan

  The following description of the Willbros USA, Inc. Employees'Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
  General - The Plan is a defined contribution plan covering substantially all full-time employees of Willbros USA, Inc. and all salaried employees of Willbros Energy Services Company (collectively the Company) who have one year of eligible service. It is subject to the provisions of the Employee
Retirement Income Security Act of 1974, as amended (ERISA).

  Contributions - Participants may contribute, by payroll deductions, from 1% to 14% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. The Company may contribute an amount equal to 100% of each participant's contribution up to a maximum of 5% of their compensation. For the years ended December 31, 1995 and 1994, the Company was contributing up to 4% of participants' compensation.

  Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Under certain circumstances transfers of balances between plans may be made.

  Vesting - Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: 3 years - 50%; 4 years - 75%; and 5 years - 100%.

  Forfeitures - The portion of a participant's employer contribution that is forfeited because of termination of employment before full vesting is applied to reduce the Company's contributions.

  Payment of Plan Benefits - On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested benefits exceed $3,500, defer distribution until age 70 is reached or death occurs.

  Participants who have made contributions to the Plan for an aggregate of 60 months may withdraw their Company contribution and voluntary contribution accounts. Such participants who are age 59-1/2 may also withdraw their salary reduction accounts. Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

  Participant Loans - Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the present value of the nonforfeitable accrued benefit of the participant, the balance of the participant's voluntary and salary reduction contribution accounts plus the vested portion of his or her Company contribution account, or $50,000. The minimum loan is $1,000.

  Loans are stated at cost which approximates fair value.

                        WILLBROS USA, INC.
                    EMPLOYEES' INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS


1.       Description of Plan (Continued)
  Investment Options - Participants may direct investment of their funds to one or more of the following investment options:

         Option A: Specifically Directed Investment Fund, Option B: The Janus Fund's Equity Option,
         Option C: American Performance Intermediate Bond Fund, Option D: American Performance Cash Management Fund, Option E: Miller, Anderson & Sherrerd Balanced Fund, Option F: Westcore Midco Growth Fund Institutional, Option G: Warburg, Pincus International Equity Fund.

2.       Summary of Significant Accounting Policies

  Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

  Administrative Expenses - Administrative expenses of the Plan (except transaction fees for Option A participants and wire fees for sales of Option B) are paid by the Company.

  Net Assets Available for Plan Benefits - Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. Benefits payable at December 31, 1995 are $2,855. There were no benefits payable at December 31, 1994. The annual information return filed with the Internal Revenue Service (Form 5500) requires these amounts to be stated as a liability and a distribution.

  Investments - Investments are held in pooled trust funds and mutual funds and are stated at the Plan's proportionate share of the fair value of the holdings of the pooled trust funds. If available, quoted market prices are used to value investments in mutual funds and other securities. The difference between the current value and the historical cost is reflected as net appreciation and depreciation. Purchases and sales of investments are recorded on a trade date basis.

3.       Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

4.       Tax Status

  The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service has determined that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Plan is exempt from federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter covering the Plan has been received from the Internal Revenue Service.

                        WILLBROS USA, INC.
                    EMPLOYEES' INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS

5.   Investments
  The Plan's investments and cash are held by BancOklahoma Trust Company and administered under a trust agreement with the Company. The trustee has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Retirement Committee of the Plan retains the right to change the options available to participants. The following table presents the fair values of investments at December 31, 1995 and 1994. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                         1995                      1994
                                                -----------------------------------------------------
                                                No. of Shares/            No. of Shares/
                                                  Loans or                  Loans or
                                                  Principal       Fair      Principal        Fair
                                                 Amount ($)      Value     Amount($)        Value
                                                --------------   -----    --------------  -----------    -------

  Specifically Directed Investment Fund:
     Fourth Financial Corporation
       Convertible Preferred Stock               $         -  $         -  $         -   $  337,500
     Others                                              N/A    5,300,710          N/A    3,892,935
  The Janus Fund's Equity Option                      15,395      354,698       16,087      302,114
  American Performance
    Intermediate Bond Fund                            31,933      334,339       43,017      425,870
  American Performance
    Cash Management Fund                             150,743      150,743      522,940      522,940
  Miller, Anderson & Sherrerd
    Balanced Fund                                     54,618      707,303       47,523      519,430
  Westcore Midco Growth Fund
    Institutional                                     15,837      312,935       13,174      211,840
  Warburg, Pincus International
    Equity Fund                                        6,850      134,535        5,577      102,498
  Participant Loan Fund                                   31      181,038           28      138,732
                                                              -----------               -----------
                                                              $ 7,476,301               $ 6,453,859
                                                              ===========               ===========

  The following schedule presents the net appreciation (depreciation) in fair value for each investment option for the years ended December 31, 1995 and 1994:

                                                                               1995        1994
                                                                          -----------    -----------

Specifically Directed Investment Fund                                     $   738,295  $  (123,300)
  Janus Fund's Equity Option                                                   72,946      (13,374)
  American Performance Intermediate Bond Fund                                  23,076      (35,511)
  Miller, Anderson & Sherrerd Balanced Fund                                    97,246      (29,939)
  Westcore Midco Growth Fund Institutional                                     52,688        3,233
  Warburg, Pincus International Equity Fund                                     9,004       (8,983)
                                                                          -----------  -----------
                                                                          $   993,255  $  (207,874)
                                                                          ===========  ===========

                        WILLBROS USA, INC.
                    EMPLOYEES' INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS

5.   Investments (Continued)
   The following schedule presents investments held by option at December 31, 1995 and 1994:

                                                                        Option
                                          ----------------------------------------------------------------
                                                A             B           C              D            E
                                              -----         -----       -----          -----        ------
1995
----
Investments, at fair value:
   Specifically Directed Investment
     Fund                                 $ 5,300,710   $        -  $         -  $         -  $         -
   The Janus Fund's Equity Option                   -      354,698            -            -            -
   American Performance
     Intermediate Bond Fund                         -            -      334,339            -            -
   American Performance Cash
     Management Fund                                -        2,623           15      132,971        3,867
   Miller, Anderson & Sherrerd
     Balanced Fund                                  -            -            -            -      707,303
   Westcore Midco Growth Fund
     Institutional                                  -            -            -            -            -
   Warburg, Pincus International
     Equity Fund                                    -            -            -            -            -
   Participant Loan Fund                            -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------

          Total Investments               $ 5,300,710  $   357,321  $   334,354  $   132,971  $   711,170
                                          ===========  ===========  ===========  ===========  ===========


                                                        Option
                                             -------------------------     Loan
                                                    F             G        Fund        Total
                                                  -----         -----   ----------   ----------
1995 - continuation
-------------------

Investments, at fair value:
   Specifically Directed Investment
     Fund                                    $         -   $        -  $         -  $ 5,300,710
   The Janus Fund's Equity Option                      -            -            -      354,698
   American Performance
     Intermediate Bond Fund                            -            -            -      334,339
   American Performance Cash
     Management Fund                                 920          647        9,700      150,743
   Miller, Anderson & Sherrerd
     Balanced Fund                                     -            -            -      707,303
   Westcore Midco Growth Fund
     Institutional                               312,935            -            -      312,935
   Warburg, Pincus International
     Equity Fund                                       -      134,535            -      134,535
   Participant Loan Fund                               -            -      181,038      181,038
                                             -----------  -----------  -----------  -----------
          Total Investments                  $   313,855  $   135,182  $   190,738  $ 7,476,301
                                             ===========  ===========  ===========  ===========

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS

5.   Investments (Continued)

                                                                        Option
                                          -----------------------------------------------------------------
                                                A             B           C             D             E
                                              -----         -----       -----         -----         -----
1994
----

Investments, at fair value:
    Specifically Directed Investment
      Fund                                $ 4,230,435  $         -  $         -  $         -  $         -
    The Janus Fund's Equity Option                  -      302,114            -            -            -
    American Performance
       Intermediate Bond Fund                       -            -      425,870            -            -
    American Performance Cash
       Management Fund                              -           99          251      522,564            3
    Miller, Anderson & Sherrerd
       Balanced Fund                                -            -            -            -      519,430
    Westcore Midco Growth Fund
       Institutional                                -            -            -            -            -
    Warburg, Pincus International
       Equity Fund                                  -            -            -            -            -
    Participant Loan Fund                           -            -            -            -            -
                                          -----------  -----------  -----------  -----------  -----------

           Total Investments              $ 4,230,435  $   302,213  $   426,121  $   522,564  $   519,433
                                          ===========  ===========  ===========  ===========  ===========

                                                    Option
                                          --------------------------      Loan
                                                F             G           Fund      Total
                                              -----         -----      --------   ---------

1994 - continuation
-------------------

Investments, at fair value:
    Specifically Directed Investment
      Fund                                $         -  $         -  $         -  $ 4,230,435
    The Janus Fund's Equity Option                  -            -            -      302,114
    American Performance
      Intermediate Bond Fund                        -            -            -      425,870
    American Performance Cash
      Management Fund                               1           22            -      522,940
    Miller, Anderson & Sherrerd
      Balanced Fund                                 -            -            -      519,430
    Westcore Midco Growth Fund
      Institutional                           211,840            -            -      211,840
    Warburg, Pincus International
      Equity Fund                                   -      102,498            -      102,498
    Participant Loan Fund                           -            -      138,732      138,732
                                          -----------  -----------  -----------  -----------

           Total Investments              $   211,841  $   102,520  $   138,732  $ 6,453,859
                                          ===========  ===========  ===========  ===========

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


5.   Investments (Continued)
  The following schedule presents the changes in net assets available for plan benefits by investment option for the years ended December 31, 1995 and 1994.

                                                                        Option
                                           ----------------------------------------------------------------
                                                 A            B            C            D            E
                                               -----        -----        -----        -----        -----

Net assets available for plan benefits
  as of December 31, 1993                 $ 4,247,474  $   195,012  $   401,425  $   551,052  $   338,076

Investment income:
    Net appreciation (depreciation)
      in fair value of investments           (123,300)     (13,374)     (35,511)           -      (29,939)
    Dividends                                 101,587        1,341            -            -       15,123
    Interest                                   87,640        1,214       29,058       20,365          453
Transfer of assets from another plan                -       22,439       22,665        9,980       91,643
Employer contributions                         69,784       18,355       11,696       21,055       52,749
Participant contributions                     108,034       25,702       18,103       25,192       91,041
Benefits paid to participants                       -       (8,442)      (2,095)     (18,478)      (9,192)
Loans to participants                         (37,050)      (3,365)      (3,728)      (6,132)     (15,546)
Reinvestment of loan payments                  26,584        4,157        4,484        3,258       12,768
Forefeitures                                        -            -         (299)        (298)        (151)
Transaction fees                                 (870)         (28)           -            -            -
Transfers                                    (197,132)      61,848      (16,375)     (79,676)     (56,004)
                                           ----------  -----------  -----------  -----------  -----------
Net assets available for plan benefits
  as of December 31, 1994                 $ 4,282,751  $   304,859 $ 429,423  $   526,318     $   491,021
                                          ===========  ===========  ===========  ===========  ===========


                                                                  Option
                                                       ------------------------     Loan
                                                             F           G          Fund         Total
                                                           -----       -----     ---------    -----------

Net assets available for plan benefits
  as of December 31, 1993 - continuation               $         -  $         -  $   106,171  $ 5,839,210

Investment income:
    Net appreciation (depreciation)
      in fair value of investments                           3,233       (8,983)           -     (207,874)
    Dividends                                                6,834        3,265            -      128,150
    Interest                                                    59           12        8,350      147,151
Transfer of assets from another plan                            15           48        9,318      156,108
Employer contributions                                       7,222        5,409            -      186,270
Participant contributions                                   14,968        8,991            -      292,031
Benefits paid to participants                                    -            -            -      (38,207)
Loans to participants                                       (3,912)        (167)      69,900            -
Reinvestment of loan payments                                2,512        1,219      (54,982)           -
Forefeitures                                                     -            -            -         (748)
Transaction fees                                                 -            -            -         (898)
Transfers                                                  190,084       97,255            -            -
                                                       -----------  -----------  -----------  -----------

    Net assets available for plan benefits
      as of December 31, 1994                          $   221,015  $   107,049  $   138,757  $ 6,501,193
                                                       ===========  ===========  ===========  ===========

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS


5.   Investments (Continued)


                                                                        Option
                                           ----------------------------------------------------------------
                                                A             B            C             D           E
                                              -----         -----        -----         -----       -----
Investment income:
    Net appreciation in fair value
      of investments                      $   738,295  $    72,946  $    23,076  $         -  $    97,246
    Dividends                                 129,697        6,369            -            -       47,420
    Interest                                   94,293          730       28,695       13,305          586
Transfer of assets from another plan          (19,093)      21,280      (19,038)     (15,867)      25,125
Employer contributions                         71,126       21,891        7,984       11,605       44,809
Participant contributions                     100,929       32,308       12,733       15,253       80,067
Benefits paid to participants                 (56,536)     (90,308)    (139,924)    (417,102)     (54,157)
Loans to participants                         (39,250)     (22,767)      (9,684)      (2,051)     (23,773)
Reinvestment of loan payments                  36,353       12,793        3,080        4,527       16,109
Forefeitures                                        -            -            -         (231)      (2,333)
Transfers                                           -        2,404          856            -          872
                                           ----------  -----------  -----------  -----------  -----------

Net assets available for plan benefits
  as of December 31, 1995                 $ 5,338,565  $   362,505  $   337,201  $   135,757  $   722,992
                                          ===========  ===========  ===========  ===========  ===========

                                                                  Option
                                                       --------------------------    Loan
                                                              F           G          Fund         Total
                                                            -----       -----     ----------   ----------

Investment income: - continuation
   Net appreciation in fair value
     of investments                                    $    52,688  $     9,004  $         -  $   993,255
   Dividends                                                     -        4,087            -      187,573
   Interest                                                    125           74       10,198      148,006
Transfer of assets from another plan                         9,304       (6,529)       4,818            -
Employer contributions                                      16,092       11,380            -      184,887
Participant contributions                                   28,567       18,987       10,852      299,696
Benefits paid to participants                               (5,531)      (3,174)      (3,775)    (770,507)
Loans to participants                                      (12,768)      (7,357)     117,650            -
Reinvestment of loan payments                                7,246        4,415      (84,523)           -
Forefeitures                                                  (122)        (270)           -       (2,956)
Transfers                                                      874            -            -        5,006
                                                       -----------  -----------  -----------  -----------

Net assets available for plan benefits
  as of December 31, 1995                              $   317,490  $   137,666  $   193,977  $ 7,546,153
                                                       ===========  ===========  ===========  ===========

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS

6. Event (Unaudited) Subsequent to the Date of Independent Auditor's Report Effective March 1, 1997 the Plan will be merged with the plan of an affiliated company, be renamed the Willbros Employees' 401(k) Investment Plan, and have a new investment option for Willbros Group, Inc. common stock. In addition, after March 1, 1997, at participant's option, the Company's matching contribution may be made either in cash or Willbros Group, Inc. common stock. Willbros Group, Inc. is the parent company of Willbros USA, Inc. and Willbros Energy Services Company. The net assets available for plan benefits of the affiliated company plan as of December 31, 1995 were $4,875,960.

                         A P P E N D I X   I

                          WILLBROS USA, INC.
                      EMPLOYEES' INVESTMENT PLAN



      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1995


                    Identity of
                  Issue, Borrower
Party-in-           Lessor, or                                                              Current
interest (*)       Similar Party          Description of Investment            Cost          Value
------------      ---------------         -------------------------           -------       -------

                Specifically Directed
                  Investment Fund      Funds invested in various equity
                                         and interest-bearing securities
                                         at the direction of individual
                                         participants                       $ 4,779,174  $ 5,300,710

                The Janus Fund's
                  Equity Option        Equity mutual fund invested in
                                         common stocks                          303,290==$=x,354,698

                Westcore Midco Growth
                  Fund Institutional   Aggressive equity fund invested
                                         in mid-cap equity investments          259,045      312,935

                Warburg, Pincus
                  International        Mutual fund invested in
                    Equity Fund            international equity investments     134,018      134,535

                American Performance:
    *             Intermediate Bond
                    Fund              Fixed income mutual fund invested
                                        in U.S. government bonds, U.S.
                                        government agency and corporate bonds   331,669      334,339

    *             Cash Management
                    Fund              Short-term money market fund
                                        bearing interest                        150,743      150,743

                Miller, Anderson &
                  Sherrerd Balanced
                    Fund               Pooled fund invested in other
                                         various equity and interest-
                                         bearing pooled funds                   624,766      707,303

    *           Loans to
                  Participants         Loans extended to 31
                                         participants maturing in less
                                         than 5 years with interest
                                         rates ranging from 6%
                                         to 9%                              $   181,038  $   181,038
                                                                            -----------  -----------

                                                                            $ 6,763,743  $ 7,476,301
                                                                            ===========  ===========


                             A P P E N D I X   I I

                               WILLBROS USA, INC.
                           EMPLOYEES' INVESTMENT PLAN


            ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1995
                                                                                                         Current
                                                                                                          Value
                                                                                  Expenses               of Asset   Net
 Identity                                                                         Incurred     Cost     on Trans-  Gain
 of Party                                         Purchase        Selling  Lease    with        of        action    or
Involved(1)       Description of Asset              Price          Price   Rental  action     Asset        Date   (Loss)
----------     --------------------------------   --------        ------   ------  ------     -----     ---------  -----
               Purchase of Investments:
                 Option A - Specifically Directed
                   American Performance Cash
                   Management Fund
                     Single Transaction:
                       May 16, 1995                  $   525,182     N/A   N/A    N/A   $   525,182  $   525,182   N/A
                     Series of Transactions            1,900,648     N/A   N/A    N/A     1,900,648    1,900,648   N/A


                  Option D - Short Term Investment
                    Fund
                       American Performance Cash
                       Management Fund                    45,379     N/A   N/A    N/A        45,379       45,379   N/A

               Sale of Investments:
                 Option A - Specifically Directed
                   American Performance Cash Management
                   Fund                                  N/A     2,118,451   N/A    N/A     2,118,451    2,118,451    -

                 Option D - Short Term Investment Fund
                   American Performance Cash Management
                   Fund                                  N/A      434,972   N/A    N/A       434,972      434,972    -

All transactions involved BancOklahoma Trust Company, the trustee.

                                EXHIBIT INDEX
                                -------------




EXHIBIT
NUMBER                            EXHIBIT
-------                        -------------

 23                            Independent Auditors' Consent